UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 001-06138

Northgate Minerals Corporation
(Translation of registrant's name into English)

815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Technical Report

99.2	Certificate of Qualified Person - Kenneth W. Major

99.3	Consent of Qualified Person - Kenneth W. Major

99.4	Certificate of Qualified Person - Frederick Carl Edmunds

99.5	Consent of Qualified Person - Frederick Carl Edmunds

99.6	Certificate of Qualified Person - Michael J. Thomas

99.7	Consent of Qualified Person - Michael J. Thomas

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHGATE MINERALS CORPORATION
(Registrant)

Date: September 08, 2011	By:	/s/ Matthew Howorth

Matthew Howorth
	Title:	Vice President, General Counsel and Corporate Secretary